Exhibit 99.3

CAMELOT EMPLOYEE SCHEME INC.

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Auditors	F-2
Audited Consolidated Balance Sheets as of December 31, 2019 and 2020 and September 3, 2021	F-3
Audited Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2019 and 2020 and the Period from January 1, 2021 through September 3, 2021	F-5
Audited Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2019 and 2020 and the Period from January 1, 2021 through September 3, 2021	F-6
Audited Consolidated Statements of Cash Flows for the Years Ended December 31, 2019 and 2020 and the Period from January 1, 2021 through September 3, 2021	F-9
Notes to the Audited Consolidated Financial Statements	F-11

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Camelot Employee Scheme INC.

We have audited the accompanying consolidated financial statements of Camelot Employee Scheme INC. which comprise the consolidated balance sheets as of December 31, 2019 and 2020 and September 3, 2021, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2019 and 2020 and the period from January 1, 2021 through September 3, 2021, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Camelot Employee Scheme INC. at December 31, 2019 and 2020 and September 3, 2021, and the consolidated results of its operations and its cash flows for the years ended December 31, 2019 and 2020 and for the period from January 1, 2021 through September 3, 2021 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

December 23, 2022

CAMELOT EMPLOYEE SCHEME INC.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2020,

AND SEPTEMBER 3, 2021

(All amounts in thousands, except for number of shares and per share data)

		As at December 31		As at September 3
	Notes	2019	2020	2021
		RMB	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		474,185	674,444	618,439
Restricted cash		211	4,477	1,126
Accounts receivable, net of allowance for credit losses of RMB29,815, RMB25,798 and RMB35,181 as of December 31, 2019 and 2020 and September 3, 2021, respectively	5	289,241	233,734	260,877
Prepayments and other assets	6	538,848	551,843	652,609
Total current assets		1,302,485	1,464,498	1,533,051
Non-current assets
Property and equipment, net	7	13,225	13,155	13,792
Intangible assets, net		811	516	—
Prepayments and other assets	6	165	165	165
Deferred tax assets, net	9	36,089	42,902	54,419
Operating lease right-of-use assets	8	—	21,793	26,860
Total non-current assets		50,290	78,531	95,236
Total assets		1,352,775	1,543,029	1,628,287
LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		139,678	127,312	110,142
Accrued expenses and other liabilities	10	542,258	598,546	651,755
Short-term bank loans	11	48,930	10,000	20,000
Income tax payable		7,495	16,836	13,427
Amounts due to related parties	15	27,952	25,432	16,345
Current operating lease liabilities	8	—	9,911	12,168
Total current liabilities		766,313	788,037	823,837
Non-current liabilities
Other liabilities	10	35,049	35,663	36,260
Non-current operating lease liabilities	8	—	9,460	11,803
Total non-current liabilities		35,049	45,123	48,063
Total liabilities		801,362	833,160	871,900

CAMELOT EMPLOYEE SCHEME INC.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2020,

AND SEPTEMBER 3, 2021 (Continued)

(All amounts in thousands, except for number of shares and per share data)

		As at December 31		As at September 3
	Notes	2019	2020	2021
		RMB	RMB	RMB
Shareholders’ equity
Ordinary shares (US$0.000001 par value; 1,000,000,000 shares authorized; 140,876,940, 250,361,880 and 250,361,880 shares issued and outstanding as of December 31, 2019 and 2020 and September 3, 2021, respectively)	13	1	2	2
Additional paid-in capital		116,065	395,582	398,553
Retained earnings		146,084	199,024	234,341
Accumulated other comprehensive income (loss)	14	430	(7)	733
Total Camelot Employee Scheme INC. shareholders’ equity		262,580	594,601	633,629
Non-controlling interests		288,833	115,268	122,758
Total equity		551,413	709,869	756,387
Total liabilities, non-controlling interests and shareholders’ equity		1,352,775	1,543,029	1,628,287

The accompanying notes are an integral part of the consolidated financial statements.

CAMELOT EMPLOYEE SCHEME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020 AND THE PERIOD FROM JANUARY 1, 2021 THROUGH SEPTEMBER 3, 2021

(All amounts in thousands, except for number of shares and per share data)

				For the period from
				January 1, 2021
		For the year ended December 31		through September 3
	Notes	2019	2020	2021
		RMB	RMB	RMB
Revenue	4	1,647,644	1,676,022	1,288,720
Cost of revenue		(1,277,463)	(1,261,748)	(1,016,439)
Gross profit		370,181	414,274	272,281
Operating expenses
Selling and marketing expenses		(43,835)	(66,275)	(37,646)
General and administrative expenses		(131,462)	(143,968)	(133,535)
Research and development expenses		(82,860)	(87,535)	(40,148)
Total operating expenses		(258,157)	(297,778)	(211,329)
Operating income		112,024	116,496	60,952
Interest income		1,434	2,034	2,105
Interest expense		(3,669)	(2,584)	(476)
Foreign exchange gain (loss)		7,530	(5,275)	(18,787)
Other income, net		10,117	12,741	6,018
Profit before income taxes		127,436	123,412	49,812
Income tax expense	9	(17,652)	(14,228)	(4,528)
Net income		109,784	109,184	45,284
Less: net income attributable to non-controlling interests		61,803	56,244	8,082
Net income attributable to Camelot Employee Scheme INC.		47,981	52,940	37,202
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		1,037	(419)	557
Comprehensive income		110,821	108,765	45,841
Less: Comprehensive income attributable to non-controlling interests		61,850	56,262	7,899
Comprehensive income attributable to Camelot Employee Scheme INC.		48,971	52,503	37,942

The accompanying notes are an integral part of the consolidated financial statements.

CAMELOT EMPLOYEE SCHEME INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020 AND THE PERIOD FROM JANUARY 1, 2021 THROUGH SEPTEMBER 3, 2021

(All amounts in thousands, except for number of shares and per share data)

		Camelot Employee Scheme INC.’s shareholders
					Accumulated
		Ordinary shares		Additional	other			Non-
	Notes	Number of		paid-in	comprehensive	Retained		controlling	Total
		shares	Amount	capital	income (loss)	earnings	Total	interests	equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2019		250,361,880	2	254,222	(560)	98,103	351,767	76,126	427,893
Net profit for the year		—	—	—	—	47,981	47,981	61,803	109,784
Cancellation of ordinary shares and issuance of subsidiary’s ordinary shares	13	(109,484,940)	(1)	(150,856)	—	—	(150,857)	150,857	—
Other comprehensive income		—	—	—	990	—	990	47	1,037
Share-based compensation	12	—	—	12,699	—	—	12,699	—	12,699
Balance at December 31, 2019		140,876,940	1	116,065	430	146,084	262,580	288,833	551,413

CAMELOT EMPLOYEE SCHEME INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020 AND THE PERIOD FROM JANUARY 1, 2021 THROUGH SEPTEMBER 3, 2021 (Continued)

(All amounts in thousands, except for number of shares and per share data)

		Camelot Employee Scheme INC.’s shareholders
					Accumulated
		Ordinary shares		Additional	other			Non-
		Number of		paid-in	comprehensive	Retained		controlling	Total
	Notes	shares	Amount	capital	income (loss)	earnings	Total	interests	equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2020		140,876,940	1	116,065	430	146,084	262,580	288,833	551,413
Net profit for the year		—	—	—	—	52,940	52,940	56,244	109,184
Issuance of ordinary shares and cancellation of subsidiary’s ordinary shares	13	109,484,940	1	229,826	—	—	229,827	(229,827)	—
Other comprehensive income (loss)		—	—	—	(437)	—	(437)	18	(419)
Share-based compensation	12	—	—	49,691	—	—	49,691	—	49,691
Balance at December 31, 2020		250,361,880	2	395,582	(7)	199,024	594,601	115,268	709,869

CAMELOT EMPLOYEE SCHEME INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020 AND THE PERIOD FROM JANUARY 1, 2021 THROUGH SEPTEMBER 3, 2021 (Continued)

(All amounts in thousands, except for number of shares and per share data)

		Camelot Employee Scheme INC.’s shareholders
					Accumulated
		Ordinary shares		Additional	other			Non-
		Number of		paid-in	comprehensive	Retained		controlling	Total
	Note	shares	Amount	capital	income (loss)	earnings	Total	interests	equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021		250,361,880	2	395,582	(7)	199,024	594,601	115,268	709,869
Adoption of ASC 326		—	—	—	—	(1,885)	(1,885)	(409)	(2,294)
Net profit for the period		—	—	—	—	37,202	37,202	8,082	45,284
Other comprehensive income (loss)		—	—	—	740	—	740	(183)	557
Share-based compensation	12	—	—	2,971	—	—	2,971	—	2,971
Balance at September 3, 2021		250,361,880	2	398,553	733	234,341	633,629	122,758	756,387

The accompanying notes are an integral part of the consolidated financial statements.

CAMELOT EMPLOYEE SCHEME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2020 AND THE PERIOD FROM JANUARY 1, 2021 THROUGH SEPTEMBER 3, 2021

(All amounts in thousands, except for number of shares and per share data)

				For the period from
				January 1, 2021 through
		For the year ended December 31		September 3
	Notes
		2019	2020	2021
		RMB	RMB	RMB
Cash flows from operating activities
Net income:		109,784	109,184	45,284
Adjustments to reconcile net income to net cash generated from (used in) operating activities:
Depreciation and amortization		2,171	2,799	2,398
Share-based compensation	12	12,699	49,691	2,971
Provision (reversal of provision) for credit losses		(1,609)	1,724	10,373
Impairment of contract costs	6	3,659	2,724	1,030
Loss on disposal of property and equipment		73	415	4
Loss on disposal of intangible assets		—	—	320
Loss on disposal of a subsidiary		—	—	360
Foreign exchange (gain) loss		(7,530)	5,275	18,787
Deferred taxes	9	(6,266)	(6,813)	(11,517)
Non-cash operating lease expense	8	—	7,997	9,918
Changes in operating assets and liabilities:
Accounts receivable		34,592	55,274	(36,282)
Prepayment and other assets		(20,868)	(24,359)	(105,510)
Accounts payable		(23,477)	(12,367)	(17,169)
Accrued expenses and other current liabilities		34,103	58,047	54,433
Amounts due to related parties		(27,981)	(2,520)	(9,087)
Operating lease liabilities		—	(10,419)	(10,385)
Income tax payable		979	9,341	(3,409)
Net cash generated from (used in) operating activities		110,329	245,993	(47,481)

CAMELOT EMPLOYEE SCHEME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2020 AND THE PERIOD FROM JANUARY 1, 2021 THROUGH SEPTEMBER 3, 2021 (Continued)

(All amounts in thousands, except for number of shares and per share data)

			For the period from
			January 1, 2021 through
	For the year ended December 31		September 3
	2019	2020	2021
	RMB	RMB	RMB
Cash flows from investing activities
Purchases of property and equipment	(4,857)	(2,882)	(2,846)
Purchases of intangible assets	(1,050)	—	—
Proceeds from disposal of property and equipment	70	32	3
Disposal of a subsidiary	—	—	(356)
Net cash used in investing activities	(5,837)	(2,850)	(3,199)
Cash flows from financing activities
Repayment of short-term bank loans	(110,000)	(107,930)	(10,000)
Proceeds from short-term bank loans	84,955	69,000	20,000
Proceeds from early exercise of share-based awards	—	7,898	—
Net cash (used in) generated from financing activities	(25,045)	(31,032)	10,000
Effect of exchange rate changes on cash, cash equivalents and restricted cash	6,673	(7,586)	(18,676)
Net increase (decrease) in cash, cash equivalents, and restricted cash	79,447	212,111	(40,680)
Cash, cash equivalents, and restricted cash at beginning of year/period	388,276	474,396	678,921
Cash, cash equivalents, and restricted cash at end of year/period	474,396	678,921	619,565
Supplemental disclosures of cash flow information:
Restricted cash	211	4,477	1,126
Income taxes paid	7,579	11,192	21,213
Interest paid	3,710	2,642	301
Cash payments for operating leases	—	9,561	10,295
Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease liabilities	—	19,371	23,971

The accompanying notes are an integral part of the consolidated financial statements.

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for number of shares and per share data)

1. Organization

Camelot Employee Scheme INC. (the “Company”) is a limited liability company incorporated in the British Virgin Islands (“BVI”) on March 15, 2007. The Company and its subsidiaries (collectively referred to as the “Group”) are principally engaged in enterprise digital solutions and services in the People’s Republic of China (the “PRC”) and Japan.

As of September 3, 2021, the Company’s principal subsidiaries are as follows:

			Percentage of
			equity
		Date of	interest
	Place of	establishment/	attributable	Principal
Name	establishment	acquisition	to CES	activities
			%
Camelot Technology Co., Ltd. (“Beijing Camelot”)	PRC	March 12, 2001	82.15	Enterprise digital solutions and related services
Camelot Information Technology Co., Ltd. (“Huaqiao”)	PRC	June 29, 2009	82.15	Enterprise digital solutions and related services
Beijing Yinfeng Technology Development Co., Ltd. (“Yinfeng”)	PRC	April 1, 2008	82.15	Enterprise digital solutions and related services
Dalian Yuandong Digital Co., Ltd. (“Dalian Yuandong”)	PRC	January 1, 2006	82.15	Enterprise digital solutions and related services
Entoh Digital Co., Ltd. (“DL-JP”)	Japan	January 1, 2006	82.15	Enterprise digital solutions and related services
Skylink Technology Co., Ltd. (“Skylink”)	PRC	January 19, 2020	82.15	Enterprise digital solutions and related services

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

2. Summary of significant accounting policies

(a) Basis of preparation

The accompanying consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

(b) Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

(c) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit losses or allowance for doubtful accounts for accounts receivable and contract assets, measurement of operating lease right-of-use assets and lease liabilities, impairment of contract costs, useful lives of long-lived assets, realization of deferred tax assets, uncertain tax positions, share-based compensation expense and standalone selling prices of performance obligation of revenue contracts. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

(d) Foreign currency

The Group’s financial information is presented in Renminbi (“RMB”). The functional currency of the Company is U.S. dollars (“US$”). The functional currency of the Company’s subsidiaries located in the PRC is Renminbi (“RMB”). The functional currency of the Company’s subsidiary located in Japan is Japanese Yen (“Yen”).

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive income. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income (loss), a component of shareholders’ equity.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits which have original maturities of less than three months.

(f) Restricted cash

Restricted cash mainly represents the cash advances paid by certain customers to guarantee the Group’s performance under certain revenue contracts.

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

2. Summary of significant accounting policies (continued)

(g) Non-controlling interests

A non-controlling interest is recognized to reflect the portion of subsidiaries’ equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statements of comprehensive income includes the net income attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as “Non-controlling interests” in the Group’s consolidated balance sheets.

(h) Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, accounts receivable, contract assets, accounts payable, certain other liabilities, amounts due to related parties and bank loans. The Group applies Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”) in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying amounts of the financial instruments approximate to their fair values because of their short-term maturities.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group did not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis as of December 31, 2019 and 2020 and September 3, 2021.

(i) Adoption of ASC 326

The Group adopted ASC 326, Financial Instruments – Credit Loss (“ASC 326”) on January 1, 2021 using a modified retrospective approach with a cumulative effect recorded to decrease the opening balance of retained earnings on January 1, 2021 by RMB2,294. The comparative periods were not restated.

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

2. Summary of significant accounting policies (continued)

(j) Accounts receivable and contract assets, net

Prior to the adoption of ASC 326, accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer’s payment history, its current creditworthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased.

Upon adoption of ASC 326, the Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive income. The Group assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable and contract assets balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.

(k) Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for the property and equipment are as follows:

Category	Estimated Useful Life
Electronic equipment	3-4 years
Office equipment and fixtures	5 years
Buildings	50 years
Motor vehicles	5 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income.

(l) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of long-lived assets in an asset group may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. For all periods presented, there was no impairment of any of the Group’s long-lived assets.

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

2. Summary of significant accounting policies (continued)

(m) Revenue recognition

Effective January 1, 2019, the Group elected to adopt ASC 606, Revenue from Contracts with Customers (“ASC 606”) using the full retrospective method. The Group applies the five-step model outlined in ASC 606, and accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including, but not limited to, historical discounting trends for services, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition may differ from the timing of invoicing to customers. For certain revenue contracts, customers are required to pay before the services are delivered to the customer. The Group recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities represent the excess of payments received as compared to the consideration earned and are reflected in “Accrued expenses and other liabilities” in the Group’s consolidated balance sheets. Contract assets primarily relate to the Group’s rights to consideration for work completed in relation to its services performed but not billed at the reporting date, and are reflected in “Prepayments and other assets” in the Group’s consolidated balance sheets. The contract assets are transferred to the receivables when the rights become unconditional. Using the practical expedient in ASC 606, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. Pursuant to ASC 606-10-32-2A, the Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes (“VAT”) and surcharges.

Enterprise digital services

The series of enterprise digital services are substantially the same from day to day, and each day of the service is considered to be distinct and separately identifiable as it benefits the customer daily. Further, the uncertainty related to the service consideration is resolved on a daily basis as the Group satisfies its obligation to perform enterprise digital service daily with enforceable right to payment for performance completed to date. Thus, revenue is recognized as service is performed and the customer simultaneously receives and consumes the benefits from the service daily.

Enterprise digital solutions

The Group provides enterprise digital solutions services, which are typically completed within twelve months (“Solutions”). For certain enterprise digital solutions contracts, the Group also provides post-delivery maintenance services that are mainly technical support services. Therefore, such arrangement has two performance obligations, the Solutions and maintenance. Revenue allocated to the Solutions is recognized at a point in time only upon customer acceptance of the Solutions and upon delivery of the specified upgrade, respectively. Revenue allocated to maintenance is recognized over time because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed term. Revenue allocated to maintenance during the periods presented was immaterial.

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

2. Summary of significant accounting policies (continued)

(n) Cost of revenues

Cost of revenues primarily includes salaries and benefits for employees directly involved in revenue generation activities, third party service provider costs, and other expenses directly attributable to the provision of services.

(o) Research and development

Research and development expenses primarily consist of salaries and benefits for research and development personnel, and third party service provider costs. The Group expenses research and development costs as they are incurred.

(p) Government grants

Government grants primarily consist of financial grants received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Government grants of non-operating nature and with no further conditions to be met are recorded as non-operating income in “Other income, net” on the consolidated statements of comprehensive income when received.

(q) Leases

The Group adopted ASC 842, Leases (“ASC 842) on January 1, 2020 by using the modified retrospective method and did not restate the comparable periods. The Group has also elected the accounting policy by class of underlying asset to combine lease and non-lease components and account for the combined component in accordance with the accounting treatment for the predominant component. The Group has also elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less. Upon adoption ASC 842, the Group recognized operating lease right-of-use assets of RMB16,054 and total lease liabilities of RMB15,275 for operating leases as of January 1, 2020. The impact of adopting ASC 842 on the Group’s opening retained earnings and current year net income is not material.

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right-of-use asset and a lease liability on the consolidated balance sheets based on the present value of the lease payments over the lease term at commencement date. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease expense is recorded on a straight-line basis over the lease term.

(r) Comprehensive income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

2. Summary of significant accounting policies (continued)

(s) Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive income as income tax expense.

In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits that, if any, will be recorded in “other non-current liabilities” in the accompanying consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

(t) Share-based compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s share-based awards to employees only and are classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. The Group uses the accelerated method for all awards granted with graded vesting based on service conditions, and elected to account for forfeitures as they occur.

A change in the terms or conditions of share options is accounted for as a modification of share-based awards. The Group calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested share-based awards, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested share-based award, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

A cancellation of share-based awards that is not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration is accounted for as a repurchase for no consideration. Any previously unrecognized compensation costs are recognized at the cancellation date.

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

2. Summary of significant accounting policies (continued)

(u) Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare grants, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid.

The Group recorded employee benefit expenses of RMB151,915, RMB108,836 and RMB88,742 for the years ended December 31, 2019 and 2020 and for the period from January 1, 2021 through September 3, 2021, respectively.

(v) Impact of COVID-19

For the years ended December 31, 2019 and 2020 and the period from January 1, 2021 through September 3, 2021, COVID-19 has not had a significant impact on the Group’s operations. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures. As a result, certain of the Group’s estimates and assumptions, including allowance for credit losses, require increased judgment and carry a higher degree of variability and volatility that could result in material changes to the Group’s estimates in future periods.

3. Concentration of risks

(a)	Currency convertibility risk

The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (“PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

(b)	Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and contract assets. The Group expects that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2019 and 2020 and September 3, 2021, the Group had one customer with a receivable balance exceeding 10% of the total accounts receivable balance. As of December 31, 2019, the Group had one customer with contract assets exceeding 10% of the total contract assets balance. As of December 31, 2020 and September 3, 2021, no individual customer accounted for more than 10% of the total contract assets balance. The risk with respect to accounts receivable and contract assets is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

3. Concentration of risks (continued)

(c)	Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

No individual customer accounted for more than 10% of total revenues during the year ended December 31, 2019. For the year ended December 31, 2020 and the period from January 1, 2021 through September 3, 2021, one customer accounted for 18% and 24% of total revenues, respectively.

(d)	Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against US$, there were depreciation of approximately 1.3%, appreciation of approximately 6.3%, and appreciation of approximately 1.3% during the years ended December 31, 2019 and 2020 and the period from January 1, 2021 through September 3, 2021, respectively. For RMB against Yen, there were depreciation of approximately 2.6%, appreciation of approximately 1.3%, and appreciation of approximately 7.3% during the years ended December 31, 2019 and 2020 and the period from January 1, 2021 through September 3, 2021, respectively. It is difficult to predict how market forces or PRC, U.S. or Japanese government policy may impact the exchange rate of the RMB against the US$ and the Yen in the future.

To the extent that the Group needs to convert US$ or Yen into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against US$ or Yen would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into US$ or Yen for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of US$ or Yen against RMB would have a negative effect on the US$ or Yen amount available to the Group . In addition, a significant depreciation of the RMB against the US$ or Yen may significantly reduce the US$ or Yen equivalent of the Group’s earnings or losses.

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

4. Revenue

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

			The period from
			January 1, 2021
	For the year ended		through
	December 31		September 3
	2019	2020	2021
	RMB	RMB	RMB
Revenues:
Enterprise digital solutions and services
Recognized over time	1,431,324	1,487,161	1,207,664
Recognized at a point in time	216,239	188,817	81,056
Others recognized over time	81	44	—
	1,647,644	1,676,022	1,288,720

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2019 and 2020, and September 3, 2021 are related to maintenance services, which are as follows:

	As at December 31		As at September 3
	2019	2020	2021
	RMB	RMB	RMB
Within 1 year	4,919	7,942	4,992
More than 1 year	214	782	433
Total	5,133	8,724	5,425

Contract balances

Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer.

			The period from
			January 1, 2021
	For the year ended		through
	December 31		September 3
	2019	2020	2021
	RMB	RMB	RMB
Revenue recognized from amounts included in contract liabilities at the beginning of the year/period	86,291	81,399	45,664

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

5. Accounts receivable, net

	As at December 31		As at September 3
	2019	2020	2021
	RMB	RMB	RMB
Accounts receivable	319,056	259,532	296,058
Allowance for credit losses	(29,815)	(25,798)	(35,181)
Accounts receivable, net	289,241	233,734	260,877

The movements of the allowance for credit losses were as follows:

	As at December 31		As at September 3
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the year/period	33,446	29,815	25,798
Adoption of ASC 326*	—	—	630
Provision for expected credit losses	2,613	3,483	10,314
Recoveries during the year/period	(6,244)	(3,250)	(1,561)
Write-offs charged against the allowance	—	(4,250)	—
Balance at end of the year/period	29,815	25,798	35,181

*Starting from January 1, 2021, the Group adopted ASC 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach with a cumulative effect of decreasing the opening balance of retained earnings of RMB630.

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

6. Prepayments and other assets

Prepayments and other assets consisted of the following:

	As at December 31		As at September 3
	2019	2020	2021
	RMB	RMB	RMB
Current portion:
Contract assets*	392,685	451,538	522,346
Contract costs**	112,365	81,844	107,245
Prepayments to suppliers	3,307	2,833	1,358
Value-added tax prepayments	15,396	8,245	7,832
Others	15,095	7,383	13,828
	538,848	551,843	652,609

Non-current portion:
Prepayments	165	165	165
	165	165	165

*Represents the Group’s rights to consideration for work completed in relation to its services performed but not billed at the end of year/period. The allowance for credit losses on contract assets was RMB35,465 as of September 3, 2021. The amount charged to expense for credit loss on contract assets was RMB1,620 for the period from January 1, 2021 through September 3, 2021. The Group used a modified retrospective approach with a cumulative effect of decreasing the opening balance of retained earnings of RMB1,664.

**Represents costs incurred in advance of revenue recognition arising from direct and incremental cost related to enterprise digital solutions and services provided. Such contract costs are recognized as cost of revenue upon the recognition of the related revenues. Impairment losses recognized on contract costs were RMB3,659, RMB2,724, and RMB1,030 for the years ended December 31, 2019 and 2020 and the period from January 1, 2021 through September 3, 2021, respectively.

7. Property and equipment, net

Property and equipment and related accumulated depreciation were as follows:

	As at December 31		As at September 3
	2019	2020	2021
	RMB	RMB	RMB
Electronic equipment	11,444	7,153	7,891
Office equipment and fixtures	4,358	2,338	3,051
Buildings	15,373	17,081	17,533
Motor vehicles	5,363	5,363	5,363
	36,538	31,935	33,838
Less: accumulated depreciation	(23,313)	(18,780)	(20,046)
Property and equipment, net	13,225	13,155	13,792

The Group recorded depreciation expenses of RMB2,085, RMB2,505 and RMB2,201 for the years ended December 31, 2019 and 2020 and the period from January 1, 2021 through September 3, 2021, respectively.

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

8. Leases

The Group has various lease contracts for office spaces and buildings. For leases with terms greater than 12 months, the Group records the related assets and lease liabilities at the present value of lease payments over the lease term. Certain leases include rental-free periods and rental escalation clause, which are factored into the Group’s determination of lease payments when appropriate. The Group had no finance leases.

As of December 31, 2020 and September 3, 2021, the weighted average remaining lease terms were 2.4 years and 2.2 years and the weighted average discount rates were 3.80% and 3.82% for the Group’s operating leases, respectively.

For the year ended December 31, 2020, and for the period from January 1, 2021 through September 3, 2021, operating lease costs recognized in profit or loss were RMB7,997 and RMB9,918, respectively, which excluded cost of short-term contracts. Short-term lease costs for the year ended December 31, 2020, and for the period from January 1, 2021 through September 3, 2021, were RMB12,863 and RMB5,263, respectively. Rental expense for the year ended December 31, 2019 was RMB24,908.

The undiscounted future minimum payments under the Group’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheets were as follows:

	As at December 31	As at September 3
	2020	2021
	RMB	RMB
For the year/period ended:
2021	10,048	—
2022	6,000	12,349
2023	4,104	10,103
2024	—	2,413
Total future lease payments	20,152	24,865
Less: imputed interest	(781)	(894)
Total lease liability balance	19,371	23,971

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

9. Taxation

Enterprise income tax

BVI

Under the current laws of the BVI, the Company and its subsidiary incorporated in the BVI are not subject to tax on income or capital gains.

Cayman Islands

Under the current laws of the Cayman Islands, the subsidiary of the Company incorporated in the Cayman Islands is not subject to tax on income or capital gains.

Hong Kong

The subsidiary incorporated in Hong Kong is subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the periods presented, the Group did not make any provisions for Hong Kong profits tax as the Group did not generate any assessable profits arising in Hong Kong during the periods presented. Under the Hong Kong tax law, the subsidiary in Hong Kong is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Japan

Under the current Japanese tax regulations, the income tax rate applied to the Company’s subsidiary incorporated in Japan is 31%.

China

The Company’s PRC entities are subject to the statutory income tax at a rate of 25% in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Certain subsidiaries of the Company being qualified as High New Technology Enterprise (“HNTE”) and Technologically-Advanced Service Enterprise (“TASE”) are entitled to the preferential income tax rates of 15% and 15%, respectively. Beijing Camelot and Yinfeng being qualified as HNTE are entitled to the preferential income tax rate of 15% for three years from 2020 to 2022. Huaqiao being qualified as HNTE are entitled to the preferential income tax rate of 15% for three years from 2019 to 2021. In addition, Dalian Yuandong being qualified as a TASE is entitled to the preferential income tax rate of 15% for three years from 2019 to 2021.

Dividends, interest, rent or royalties payable by the Company’s PRC entities to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

9. Taxation (continued)

Profit before income taxes consists of:

			The period from
			January 1, 2021
	For the year ended		through
	December 31		September 3
	2019	2020	2021
	RMB	RMB	RMB
PRC	125,008	121,569	51,959
Non-PRC	2,428	1,843	(2,147)
Total	127,436	123,412	49,812

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive income are as follows:

			The period from
			January 1, 2021
	For the year ended		through
	December 31		September 3
	2019	2020	2021
	RMB	RMB	RMB
Current income tax expense	23,918	21,041	16,045
Deferred income tax benefit	(6,266)	(6,813)	(11,517)
Income tax expense	17,652	14,228	4,528

The reconciliation of income tax expense computed using the PRC statutory tax rate to the actual income tax expense is as follows:

			The period from
			January 1, 2021
	For the year ended		through
	December 31		September 3
	2019	2020	2021
	RMB	RMB	RMB
Profit before income tax	127,436	123,412	49,812
Income tax computed at the PRC statutory tax rate of 25%	31,859	30,853	12,453
Effect of tax holiday and preferential tax rates	(9,537)	(23,092)	(6,209)
Effect of different tax rates in different jurisdictions	153	136	404
Non-deductible expenses	751	698	303
Non-taxable income	(204)	—	(159)
Share-based compensation costs	3,175	12,423	743
Research and development super deduction	(7,236)	(12,574)	(6,576)
Statutory (income) expense	(18,480)	6,564	(7,277)
Unrecognized tax benefits	10,997	(2,242)	4,180
Change in valuation allowance	6,870	2,152	9,430
Tax rate change on deferred items	(3,154)	(4,341)	(4,657)
Late payment interest	1,324	2,856	1,891
Others	1,134	795	2
Income tax expense	17,652	14,228	4,528

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

9. Taxation (continued)

Deferred tax

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As at December 31		As at September 3
	2019	2020	2021
	RMB	RMB	RMB
Deferred tax assets:
Tax loss carried forward	3,404	4,222	17,387
Accrued expenses	50,047	58,619	64,610
Impairment of contract costs	1,380	1,096	1,215
Allowance for doubtful accounts	10,710	10,569	12,241
Operating lease liabilities	—	3,621	4,726
Less: valuation allowance	(29,452)	(31,604)	(41,034)
	36,089	46,523	59,145
Deferred tax liabilities:
Operating lease right-of-use assets	—	(3,621)	(4,726)
Deferred tax assets, net	36,089	42,902	54,419

The Group operates through several subsidiaries and the valuation allowance is considered for each subsidiary on an individual basis. As of December 31, 2019 and 2020 and September 3, 2021, the Group’s total deferred tax assets before valuation allowances were RMB65,541, RMB78,127 and RMB100,179, respectively. As of December 31, 2019 and 2020 and September 3, 2021, the Group recorded valuation allowances of RMB29,452, RMB31,604 and RMB41,034, respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2019 and 2020 and September 3, 2021, the Group had net tax losses of RMB16,256, RMB19,110 and RMB85,972, respectively, mainly deriving from entities in the PRC. The tax losses in PRC can be carried forward for five years to offset future taxable profit and the period was extended to ten years for entities that qualify as HNTE. The tax losses of entities in the PRC will expire between 2021 and 2026 and the tax losses of entities in the PRC that qualify as HNTE will expire between 2021 and 2031, if not utilized.

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

9. Taxation (continued)

Deferred tax (continued)

As of December 31, 2019 and 2020 and September 3, 2021, the Group did not provide deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries on the basis of its intent to permanently reinvest its foreign subsidiaries’ earnings. As of December 31, 2019 and 2020 and September 3, 2021, the taxable temporary differences for unrecognized deferred tax liabilities related to investments in foreign subsidiaries were RMB291,708, RMB101,441 and RMB72,794, respectively. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. Under the PRC tax regulations, dividends from PRC companies to their overseas parents in respect of earnings derived from January 1, 2008 onwards are subject to PRC dividend withholding tax at 10%. Such rate could be reduced to 5% should treaty benefits be applicable.

Unrecognized tax benefits

As of December 31, 2019 and 2020 and September 3, 2021, the Group had unrecognized tax benefits of RMB30,183, RMB27,941 and RMB32,121, respectively. The Group made its assessment of the level of authority for each of its uncertain tax positions (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. It is possible that the amount of uncertain tax benefits will change in the next 12 months; however, an estimate of the range of the possible outcomes cannot be made at this time. As of December 31, 2019 and 2020 and September 3, 2021, there were RMB30,183, RMB27,941 and RMB26,647 of unrecognized tax benefits that if recognized would impact the annual effective tax rate, respectively. A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

	As at December 31		As at September 3
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the year/period	19,185	30,183	27,941
Additions based on tax positions related to current year/period	12,155	3,645	6,447
Reversal based on tax position related to prior year/period	(1,157)	(5,887)	(2,267)
Balance at end of the year/period	30,183	27,941	32,121

For the periods presented, the Group did not record any penalties related to unrecognized tax benefits.

As of September 3, 2021, the tax years ended December 31, 2016 through December 31, 2020 for the Group’s PRC entities remain open for statutory examination by PRC tax authorities.

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

10. Accrued expenses and other liabilities

	As at December 31		As at September 3
	2019	2020	2021
	RMB	RMB	RMB
Current portion:
Customer advances*	98,164	76,812	94,653
Salary and welfare payable	354,359	406,405	425,796
Accrued expenses	7,255	6,310	26,638
Other tax and surcharges payable	23,452	26,246	33,373
Others	59,028	82,773	71,295
	542,258	598,546	651,755
Non-current portion:
Uncertain tax position	30,183	27,941	26,647
Others	4,866	7,722	9,613
	35,049	35,663	36,260

* The amount represents contract liabilities for the rendering of services.

11. Short-term bank loans

In July, September and October 2019, the Group entered into three short-term bank loan facilities with a bank in Beijing for an aggregate principle amount of RMB48,930. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2019 was 5.22%. The Group fully repaid the loans on April 13, 2020, July 13, 2020 and August 18, 2020, respectively.

In August and September 2020, the Group entered into two short-term bank loan facilities with a bank in Beijing for an aggregate principle amount of RMB10,000. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2020 was 4.79%. The Group fully repaid the loans on January 12, 2021, for an aggregated amount of RMB10,000.

In March 2021, the Group entered into one short-term bank loan facility with a bank in Beijing for an aggregate principle amount of RMB20,000. The weighted average interest rate for the outstanding short-term bank loan as of September 3, 2021 was 4.79%. The Group fully repaid the loan on September 13, 2021.

There are no commitment fees and conditions under which lines may be withdrawn associated with the Group’s unused facilities.

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

12. Share-based payments

2019 Share Incentive Plan

On December 23, 2019, the board of directors of Beijing Camelot approved a share-based incentive plan to grant share options to employees of Beijing Camelot and its subsidiaries (the “2019 Plan”). Beijing Camelot reserved 10,375,540 ordinary shares for issuance under the 2019 Plan. Awards granted under the 2019 Plan immediately vest on the grant date and have no future vesting conditions.

2020 Share Incentive Plan

On July 30, 2020, the board of directors of Beijing Camelot approved the 2020 Share Incentive Plan (the “2020 Plan”) with a maximum aggregate number of 7,996,500 ordinary shares that are authorized to be issued under the 2020 Plan. The share awards contain thirty-seven months of service vesting condition. All of the outstanding options under the 2019 Plan were cancelled and replaced by the 2020 Plan.

A summary of the option activity is stated below:

				Weighted-
		Weighted-	Weighted-	average
		average	average	remaining	Aggregate
	Number of	exercise	grant date	contractual	Intrinsic
	options	price	fair value	term	Value
		RMB	RMB	Years	RMB
Outstanding, January 1, 2019	—	—	—	—	—
Granted	2,176,889	0.99	5.83
Outstanding, December 31, 2019	2,176,889	0.99	5.83	—	5.81
Vested and expected to vest at December 31, 2019	2,176,889	0.99	5.83	—	5.81
Exercisable at December 31, 2019	2,176,889	0.99	5.83	—	5.81
Outstanding, December 31, 2019	2,176,889	0.99	5.83	—	5.81
Granted	10,477,745	0.99	5.85
Cancelled	(4,658,134)	0.99	5.83
Outstanding, December 31, 2020	7,996,500	0.99	5.89	2.67	5.81
Vested and expected to vest at December 31, 2020	7,996,500	0.99	5.89	2.67	5.81
Exercisable at December 31, 2020	—
Outstanding, December 31, 2020	7,996,500	0.99	5.89	2.67	5.81
Forfeited	(50,625)	0.99	5.89
Outstanding, September 3, 2021	7,945,875	0.99	5.89	2.00	5.81
Vested and expected to vest at September 3, 2021	7,945,875	0.99	5.89	2.00	5.81
Exercisable at September 3, 2021	—

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

12. Share-based payments (continued)

The total weighted-average grant date fair values of the share-based awards granted were RMB5.83 and RMB5.89 per option during the years ended December 31, 2019 and 2020, respectively. The aggregate fair values of the share-based awards vested during the years ended December 31, 2019 and 2020 and for the period from January 1, 2021 through September 3, 2021 were RMB12,699, nil and nil, respectively.

As of September 3, 2021, there were RMB8,931 of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 2 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Fair value of share options

The fair value of each option award was estimated on the date of grant using the Black-Scholes-Merton valuation model, with the assistance from an independent third-party firm. The volatility assumption was estimated based on reference made to historical volatility of several comparable companies. When estimating the expected term of the options, the Group primarily considered when the grantees are expected to exercise the options and the expected post-vesting termination behaviour as there is no contractual expiration date for these share options. The estimated fair values of the ordinary shares of Beijing Camelot, at the option grant dates, were determined with the assistance from an independent third-party valuation firm.

	2019	2020
Risk-free interest rate	2.21%	2.51%
Expected volatility	48.12%	48.70%
Time to expiration (years)	1.00	3.08
Fair market value options per share as at valuation dates	5.83	5.89

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

			The period from
			January 1, 2021
	For the year ended		through
	December 31		September 3
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenue	—	4,419	816
Selling and marketing expenses	118	16,932	7
General and administrative expenses	12,581	28,340	2,148
	12,699	49,691	2,971

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

13. Shareholders’ equity

The authorized share capital consisted of 1,000,000,000 single class of ordinary shares at a par value of US$0.000001 per share. The total numbers of ordinary shares issued were 140,876,940, 250,361,880 and 250,361,880 as of December 31, 2019 and 2020 and September 3, 2021, respectively.

On February 14, 2019, the Company cancelled 109,484,940 ordinary shares issued to certain shareholders of the Company, in exchange of the equity interests in Camelot Innovative Technologies Inc (“CIT”), a subsidiary of the Company.

On August 31, 2020, the Company re-issued 109,484,940 ordinary shares to such shareholders with nil consideration, and cancelled their equity interests in CIT.

14. Accumulated other comprehensive income (loss)

The changes in accumulated other comprehensive income (loss) were as follows:

RMB
Balance as of January 1, 2019	(560)
Foreign currency translation adjustments, net of tax of nil	990
Balance as of December 31, 2019	430
Foreign currency translation adjustments, net of tax of nil	(437)
Balance as of December 31, 2020	(7)
Foreign currency translation adjustments, net of tax of nil	740
Balance as of September 3, 2021	733

There have been no reclassifications out of accumulated other comprehensive income (loss) to net income for the periods presented.

CAMELOT EMPLOYEE SCHEME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for number of shares and per share data)

15. Related party transactions

(a)	The principal related parties of the Group are as follows:

Name of related parties	Relationship with the Group
Yiming Ma	Principal shareholder of the Company
Heidi Chou	Principal shareholder of the Company

(b)	There were no related party transactions during each of the periods presented.

(c)	Outstanding balances with related parties:

As at December 31, 2019 and 2020 and September 3, 2021, the Group had a total amount of RMB27,952, RMB25,432 and RMB16,345 due to Yiming Ma and Heidi Chou, respectively. Amounts due to related parties are unsecured, interest-free and have no fixed terms of repayment.

16. Commitments and contingencies

(a)	Capital expenditure commitments

The Group had no significant capital commitments at the end of each of the periods presented.

(b)	Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, balance sheets or results of operations.

17. Subsequent events

On September 3, 2021, the acquisition of the Group by Kingsoft Cloud Holding Limited was completed.